Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298

November 10, 2015

Melissa N. Rocha

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation

Form 10-K for the year ended December 31, 2014

Filed April 14, 2015

Form 10-Q for the quarter ended September 30, 2015

Filed October 6, 2015

File No. 001-35923

Dear Melissa N. Rocha,

I am writing in response to your letter dated October 30, 2015 in which you provide comments in connection with our submitted Forms 10-K and 10-Q. This letter serves to respond to the specific request for information or clarification addressed in your letter. Your comments are copied herein and our response follows in Italics.

Form 10-Q for the period ended September 30, 2015

Cover Page 1

1. We note your statement on page 1 that "This form 10-Q/A is intended to advise that the interim statements contained herein have not as yet been reviewed, per regulation S-X rules, by the company's Auditors, MartinelliMick PLLC." Please tell us and revise disclosure to explain why the SAS 100 review was not completed by your company's auditors and the anticipated timing for completion of the review. Refer to Rules 8-03 and 10-01(d) of Regulation S-X.

The company is still not operating and has not acquired funding. The results of operations and balances are much unchanged from the previous quarters and last year's 10-K. There are only a few entries and they indicate very little change in the company. The company has had some financial stress of recent times and this has caused the Auditors to consider that their independence might be compromised and they can not assist until their past account is brought up to date.

There are current plans in motion to rectify the problems awaiting some financing through the director's efforts and this financing should be complete by November 30 or earlier. This will totally relieve the company's current financial shortcomings.

At that time, the Auditors will immediately perform the review, that is already in their hands, and we will submit an amended 3rd Quarter 10-Q within a few days of that date.

The company acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above answers properly address your questions and, should you require further information, please contact me at the above telephone number or at my email - john@auscretehomes.com

Sincerely

/s/ John Sprovieri

John Sprovieri

President/CEO

Auscrete Corporation